UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13D


                      Under the Securities Exchange of 1934



                                    DCX, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock (No Par Value)
                          Title of Class of Securities)

                                   233161 30 6
                                 (Cusip Number)

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                 October 2, 1997
             (Date of Event which Requires Filing of this Statement)

It the filing person has previously filed a statement on Schedule 13G to report the acquisiton which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more that five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13a-1(a) for other aprties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containig information which would alter disclosures provided in a prior cover page.

the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


SEC 1746 (12-91)
                                  SCHEDULE 13D

CUSIP No. 233161 30 6                                          PAGE 1 OF 3 PAGES

1.       NAME OF REPORTING PERSON:                           John A. Antenucci
         S.S. or I.R. S. IDENTIFICATION NO. OF ABOVE PERSON:       181 34 7887
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [  ]
                                                                   (b)    [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         NOT APPLICABLE
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          U.S.A.
--------------------------------------------------------------------------------
7.       SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF                |        |       SOLE VOTING POWER
    SHARES                 |        |        1,186,475   Shares
BENEFICIALLY               |----------------------------------------------------
  OWNED BY                 |        |        SHARED VOTING POWER
      EACH                 |        |               0    Shares
 REPORTING                 |----------------------------------------------------
    WITH                   |        |       SOLE DISPOSITIVE POWER
                           |        |               0    Shares
                           |----------------------------------------------------
                           |        |       SHARED DISPOSITIVE POWER
                           |        |               0    Shares
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,186,475 Shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY             15.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                            IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

DCX, Inc. Common Stock (No Par Value)
          Stephen Carreker, President & CEO
          Frederick G. Beisser, Vice President-Finance & Administration c/o DCX, Inc.
          3002 N. St. Hwy 83
          Franktown, CO 80116-0569

Item 2. Identity and Background

(a)    Name: John C. Antenucci
(b)    Residence: 2746 Shadwick Ferry Road, P.O. Box 1503, Frankfort, KY 40602
(c)    President, PlanGraphics, Inc., 112 East Main Street, Frankfort, KY
(d) Has not been convicted in a criminal proceeding during the last five years.
(e) Has not been a party to civil proceeding and is not subject to any judgment, decree or final order enjoining such items related to federal or state securities laws
(f)    U.S. Citizenship.

Item 3. Source and Amount of Funds or Other Consideration

SC (stock)

Item 4. Purpose of Transaction

Not applicable related to legal proceedings.

Item 5. Interest  in Securities of the Issuer

Sole voting power: 1,186,475 shares
Shared voting power: 0 shares
Sole dispostive powers: 0 shares
Shared dispositive powers: 0 shares
Aggregate amount beneficially owned by John C. Antenucci: 1,186.475 shares.

Item 6. Contract, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Escrow Agreement between Issuer and John C. Antenucci wherein 125,000 shares of issuer stock held by Mr. Antenucci will be placed in escrow and remain there until September 22, 1998 subject to claims for indemnification by DCX which may arise under terms of the Acquistion Agreement (previously filed with Form 8-K dated October 7, 1997 as Exhibit 2.1a).

John C. Antenucci retains voting power of the subject 125,000 shares while in escrow.

Item 7. Material to be filed as Exhibits



                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 11, 1997                           /s/  JOHN C. ANTENUCCI
                                          --------------------------------------
                                                               John C. Antenucci
                                           President and CEO, PlanGraphics, Inc.